250 VESEY STREET • NEW YORK, NEW YORK 10281.1047

TELEPHONE: +1.212.326.3939 • FACSIMILE: +1.212.755.7306

February 3, 2020

Via EDGAR

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:	SiSi Cheng
John Cash
Sherry Haywood
Jay Ingram

Re:	Maxeon Solar Technologies, Pte. Ltd.
Draft Registration Statement on Form 20-F
Filed December 20, 2019
CIK No. 0001796898

Ladies and Gentlemen:

Maxeon Solar Technologies, Pte. Ltd., a company incorporated under the laws of Singapore (the “Company” or “Maxeon Solar”) and a wholly owned subsidiary of SunPower Corporation (“SunPower”), is in receipt of the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Commission’s letter dated January 16, 2020 (the “Comment Letter”) in respect of the Company’s Draft Registration Statement on Form 20-F submitted on December 20, 2019 (the “Registration Statement”).

Set forth below are the Company’s responses to the Comment Letter. The Company is concurrently confidentially submitting Amendment No. 1 (“Amendment No. 1”) to the Registration Statement that includes, among other things, changes in response to the Staff’s comments. This letter and Amendment No. 1 are being submitted electronically via the EDGAR system.

For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s response. Terms not otherwise defined in this letter have the meaning set forth in Amendment No. 1.

AMSTERDAM • ATLANTA • BEIJING • BOSTON • BRISBANE • BRUSSELS • CHICAGO • CLEVELAND • COLUMBUS • DALLAS • DETROIT • DUBAI • DÜSSELDORF • FRANKFURT • HONG KONG • HOUSTON • IRVINE • LONDON • LOS ANGELES • MADRID • MELBOURNE • MEXICO CITY • MIAMI • MILAN • MINNEAPOLIS • MOSCOW • MUNICH • NEW YORK • PARIS • PERTH • PITTSBURGH • SAN DIEGO • SAN FRANCISCO • SÃO PAULO • SAUDI ARABIA • SHANGHAI • SILICON VALLEY • SINGAPORE • SYDNEY • TAIPEI • TOKYO • WASHINGTON

U.S. Securities and Exchange Commission

Division of Corporation Finance

February 3, 2020

Draft Registration Statement on Form 20-F submitted December 20, 2019

Implication of Being an Emerging Growth Company and a Foreign Private Issuer Emerging Growth Company, page 7

1.

You disclose that the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards applicable to public companies and that you may take advantage of such provision. If you have elected to use the extended transition period for complying with new or revised accounting standards, please provide a risk factor explaining that as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. If you have elected to opt out of these provisions, please clearly indicate as such in the filing.

Response: The Company advises the Staff that it has decided to take advantage of the extended transition period, and therefore, it has revised its disclosure on pages 8 and 49 of Amendment No. 1.

Notes to Unaudited Prof Forma Combined Financial Information, page 24

2.

You disclose that you intend to issue a promissory note for a principle amount of $100.0 million to SunPower in exchange for intellectual property necessary for the operation of your business. Please tell us and disclose how you determined the amount of the consideration and the fair value of the intellectual property to be transferred.

Response: The Company advises the Staff that the intellectual property transferred represents an internally developed intangible asset which was historically accounted for by SunPower in accordance with ASC 350-30-25-3 and accordingly had a carrying value of zero at the date of transfer. The transaction includes the transfer of intellectual property rights from SunPower to the Company which management concluded represents a transaction between entities under common control accounted for in accordance with the guidance in ASC 805-50-30-5 and was therefore not accounted for at fair value. In addition, the promissory note for a principle amount of $100.0 million to SunPower was contractually negotiated between the Company and SunPower and is not intended to be reflective of fair value. The pro forma disclosure reflects a cash outflow from the Company of $100.0 million in exchange for SunPower’s internally developed technology at a carryover basis of zero which results in a net parent distribution of an equal amount.

U.S. Securities and Exchange Commission

Division of Corporation Finance

February 3, 2020

In response to the Staff’s comment, the Company has revised its disclosure on page 24 of Amendment No. 1.

Conditions to the spin-off, page 58

3.

You disclose that the spin-off is conditioned upon SunPower’s receipt of a tax opinion. Please tell us whether you expect to receive the tax opinion prior to the effectiveness of the registration statement. If not, please advise how you intend to notify your shareholders regarding this material aspect of the spin-off distribution and whether SunPower has any current intention to waive the tax opinion as a condition to the spin-off.

Response: In response to the Staff’s comment, the Company respectfully notes that receipt by SunPower of a tax opinion is listed in several sections of the Registration Statement as a condition to the spin-off, including on pages 15 and 60 of Amendment No. 1. The Company has further revised the disclosure on pages 16 and 47 of Amendment No. 1 to clarify that receipt by SunPower of a tax opinion is a condition to the spin-off.

The Company further advises the Staff that the tax opinion is expected to be received after the effectiveness of the Registration Statement and on or before the distribution date. The Company does not intend to notify the Company’s shareholders if the tax opinion is received, as expected. In the event that SunPower waives the tax opinion as a condition to the distribution, the Company intends to notify the Company’s shareholders in a manner reasonably calculated to inform them about the modification by publishing a press release, filing a Current Report on Form 8-K and/or circulating a supplement to the Registration Statement. The Company is not aware of any current intention of SunPower or its Board of Directors to waive the tax opinion as a condition to the distribution.

Reconciliation of Non-GAAP Financial Measures, page 89

4.

We note your Adjusted EBITDA excludes “cost of above-market polysilicon”. Please explain to us what this adjustment is meant to represent and why you believe it is useful to investors. To the extent the adjustment relates to inventory write-down, tell us how you considered whether this is an individually tailored measurement method pursuant to Question 100.04 of the updated Non-GAAP C&DI issued on May 17, 2016.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the cost of above-market polysilicon adjustment to arrive at Adjusted EBITDA relates to legacy long-term, fixed-price supply agreements executed by SunPower to purchase polysilicon. The

U.S. Securities and Exchange Commission

Division of Corporation Finance

February 3, 2020

prices in these legacy supply agreements, which incorporate the application of cash prepayments made under the agreements, significantly exceed current market prices. Management believes that it is appropriate to exclude the impact of its above-market cost of polysilicon, including the effect of above-market polysilicon on product costs, losses incurred on sales of polysilicon to third parties, and inventory reserves, from the Company’s Adjusted EBITDA as such costs are non-recurring operating results and do not contribute to a meaningful evaluation of the Company’s past operating performance. To date, there have been no write-downs of inventory included within the Company’s disclosure of Adjusted EBITDA. As such, management does not consider the cost of above-market polysilicon adjustment to be an individually tailored measurement method pursuant to Question 100.04 of the updated Non-GAAP C&DI as the adjustment does not change the accounting policy or the method of recognition of an accounting measure.

Liquidity and Capital Resources Cash Flows Operating Activities, page 91

5.

We note from your disclosure on page F-22 that you transferred certain accounts receivable to a third-party factor agency under a factoring agreement in December 2018. Please expand your liquidity and capital resources disclosure to discuss the impact the factoring arrangement had on your net cash flows used in operating activities.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 92 of Amendment No. 1 to discuss the impact the factoring arrangement had on net operating cash flows.

Aggregate Contractual Obligations, page 95

6.

Please clarify that the portion of the revolver included in the “Term loan and revolver, including interest and commitment fee” in the contractual obligations table on a pro forma basis relates to commitment fee only, if true.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 96 of Amendment No. 1 to clarify that the portion of the revolver included in the “Term loan and revolver, including interest and commitment fee” in the contractual obligations table on a pro forma basis is limited to the associated commitment fees of $1.0 million per year.

U.S. Securities and Exchange Commission

Division of Corporation Finance

February 3, 2020

Note 2. Summary of Significant Accounting Policies, page F-10

7.

Considering your advances to suppliers are material to your net income and operating cash flow and you currently have a significant concentration with a limited number of suppliers, please expand your disclosure to address your accounting policy related to your advances to suppliers, including the typical time it takes to receive delivery of raw materials and your policies and procedures in establishing an allowance for doubtful accounts on advances to suppliers. Please tell us how much of $171.5 million of advances to suppliers as of December 31, 2018 has been subsequently delivered through the latest date available.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the Company’s advances to suppliers relate to prepayments made under long-term agreements with suppliers for the procurement of polysilicon that specify future quantities and pricing of polysilicon to be supplied by the vendors and provide for certain consequences, such as forfeiture of advanced deposits, in the event that the Company terminates the arrangement. The allowance for doubtful accounts on the Company’s advanced prepayments to suppliers under long-term supply agreements are reviewed by management at each reporting period. The Company has no history of recording write-offs related to its advanced prepayments to suppliers, and given that the Company’s purchase obligation to these suppliers significantly exceeds the remaining advanced prepayments balance as of December 30, 2018, the likelihood of the suppliers terminating the existing contractual arrangements is considered to be remote. The Company also periodically evaluates the credit worthiness of these suppliers and has noted no material deterioration in their respective credit conditions that would call into question their abilities to continue to supply the Company with the quantities of polysilicon specified in the supply agreements. The typical time that it takes for the Company to receive the delivery of raw materials under the arrangement is approximately 40 to 50 days from the date the purchase order is submitted to the supplier. Of the $171.5 million of advances to suppliers as of December 31, 2018, $50.1 million has been subsequently applied to polysilicon deliveries received through December 31, 2019. The Company expects to apply the remaining $121.4 million by the end of the 2021 fiscal year in accordance with the existing supply agreement.

The Company has revised its summary of significant accounting policies on page F-11 of Amendment No. 1 to clarify the foregoing.

U.S. Securities and Exchange Commission

Division of Corporation Finance

February 3, 2020

Operating Activities, page 91

8.

We note from your disclosure on page F-14 that revenue is recorded at a point in time when the control of product transfers to the customer. We also note from your disclosure on page F-30 that advances from customers are applied as shipments of product occur or upon completion of certain project milestones. Please expand your disclosure to disclose the nature and material terms of these project milestones, when the contractual performance obligations related to these milestones are satisfied and how you determine the amount of revenue to be recognized. To the extent revenue related to the milestones is recognized over time, disclose the amount of over-time revenue recorded for each period presented and the input methods used and how they are applied.

Response: The Company acknowledges the Staff’s comment and has revised its summary of significant accounting policies on page F-30 of Amendment No. 1 to remove the phrase “or upon completion of certain project milestones.” The timing of when advances from customers are applied is consistent with when the Company recognizes revenue. The Company’s revenues are generated solely by the sale of its solar panels and balance of system components for which revenue recognition occurs at a point in time when control of such products transfers to the customer, which generally occurs upon shipment or delivery depending on the terms of the contracts with the customer.

*        *        *         *        *        *        *

If you have any questions regarding the foregoing, or would like to discuss further any of the matters raised in this response letter, please feel free to contact me at (212) 326-3452 or Brad Brasser of Jones Day at (612) 217-8886.

Very truly yours,

/s/ Randi C. Lesnick

Randi C. Lesnick

cc:	Vichheka Heang, SunPower Corporation

Brad Brasser, Jones Day